Filed by: BHP Billiton Plc

and BHP Billiton Limited

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Rio Tinto plc

Commission File No.: 001-10533

The following are slides comprising a presentation that was given by Alberto Calderon, Chief Commercial Officer, BHP Billiton to the Global Basic Materials Conference on June 11, 2008.

UBS - Global Basic Materials Conference Alberto Calderon, Chief Commercial Officer BHP Billiton 11 June 2008

Page 2 Page 2
Disclaimer
This document has been prepared by BHP Billiton Limited and BHP Billiton Plc (“BHP Billiton") and comprises the written materials/slides for a presentation concerning BHP Billiton's offers for
Rio Tinto Limited and Rio Tinto plc (“Rio Tinto”). By reviewing/attending this presentation you agree to be bound by the following conditions.
The directors of BHP Billiton accept responsibility for the information contained in this presentation. Having taken all reasonable care to ensure that such is the case, the information contained in this presentation is, to the best of the knowledge and belief of the directors of BHP Billiton, in accordance with the facts and contains no omission likely to affect its import.
Subject to the above, neither BHP Billiton nor any of its directors, officers, employees or advisers nor any other person makes any representation or warranty, express or implied, as to, and accordingly no reliance should be placed on, the fairness, accuracy or completeness of the information contained in the presentation or of the views given or implied. To the extent permitted by law, neither BHP Billiton nor any of its directors, officers, employees or advisers nor any other person shall have any liability whatsoever for any errors or omissions or any loss howsoever arising, directly or indirectly, from any use of this information or its contents or otherwise arising in connection therewith.
This presentation is for information purposes only and does not constitute or form part of any offer or invitation to acquire, sell or otherwise dispose of, or issue, or any solicitation of any offer to sell or otherwise dispose of, purchase or subscribe for, any securities, nor does it constitute investment advice, nor shall it or any part of it nor the fact of its distribution form the basis of, or be relied on in connection with, any contract or investment decision, nor does it constitute a proposal to make a takeover bid or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction (or under an exemption from such requirements).  No offering of securities shall be made into the United States except pursuant to registration under the US Securities Act of 1933, as amended, or an exemption therefrom.
Neither this presentation nor any copy of it may be taken or transmitted or distributed or redistributed (directly or indirectly) in Japan.  The distribution of this document in other jurisdictions may be restricted by law and persons into whose possession this document comes should inform themselves about, and observe, any such restrictions.
Information about Rio Tinto is based on public information which has not been independently verified.
This presentation is directed only at persons who (i) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc.") of the Financial Services and
Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the "Order") or (ii) have professional experience in matters relating to investments falling within Article 19(5) of the Order or
(iii) are outside the United Kingdom (all such persons being referred to as "relevant persons"). This presentation must not be acted on or relied on by persons who are not relevant persons.
Certain statements in this presentation are forward-looking statements. The forward-looking statements include statements regarding contribution synergies, future cost savings, the cost and timing of development projects, future production volumes, increases in production and infrastructure capacity, the identification of additional mineral Reserves and Resources and project lives and, without limitation, other statements typically containing words such as "intends", "expects", "anticipates", "targets", "plans", "estimates" and words of similar import. These forward-looking statements speak only as at the date of this presentation.  These statements are based on current expectations and beliefs and, by their nature, are subject to a number of known and unknown risks and uncertainties that could cause actual results, performance and achievements to differ materially from any expected future results, performance or achievements expressed or implied by such forward-looking statements.  The forward-looking statements are based on numerous assumptions regarding BHP Billiton's present and future business strategies and the environments in which BHP Billiton and Rio Tinto will operate in the future and such assumptions may or may not prove to be correct.
There are a number of factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements. Factors that could cause actual results or performance to differ materially from those described in the forward-looking statements include, but are not limited to, BHP Billiton's ability to successfully combine the businesses of BHP Billiton and Rio Tinto and to realise expected synergies from that combination, the presence of a competitive proposal in relation to Rio Tinto, satisfaction of any conditions to any proposed transaction, including the receipt of required regulatory and anti-trust approvals, Rio Tinto’s willingness to enter into any proposed transaction, the successful completion of any transaction, as well as additional factors such as changes in global, political, economic, business, competitive, market or regulatory forces, future exchange and interest rates, changes in tax rates, future business combinations or dispositions and the outcome of litigation and government actions.  Additional risks and factors that could cause BHP Billiton results to differ materially from those described in the forward-looking statements can be found in BHP Billiton's filings with the US Securities and Exchange Commission (the "SEC"), including BHP Billiton's Annual
Report on Form 20-F for the fiscal year-ended June 30, 2007, and Rio Tinto’s filings with the SEC, including Rio Tinto’s Annual Report on Form 20-F for the fiscal year-ended December 31,
2007, which are available at the SEC's website (http://www.sec.gov).  Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.  The information and opinions expressed in this presentation are subject to change without notice and BHP Billiton expressly disclaims any obligation (except as required by law or the rules of the UK Listing Authority and the London Stock Exchange, the UK Takeover Panel, or the listing rules of ASX Limited) or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in BHP Billiton’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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Disclaimer (continued)
None of the statements concerning expected cost savings, revenue benefits (and resulting incremental EBITDA) and EPS accretion in this presentation should be interpreted to mean that the future earnings per share of the enlarged BHP Billiton group for current and future financial years will necessarily match or exceed the historical or published earnings per share of BHP Billiton, and the actual estimated cost savings and revenue benefits (and resulting EBITDA enhancement) may be materially greater or less than estimated.
Information Relating to the US Offer for Rio Tinto plc
BHP Billiton plans to register the offer and sale of securities it would issue to Rio Tinto plc US shareholders and Rio Tinto plc ADR holders by filing with the Securities and Exchange
Commission (the “SEC”) a Registration Statement (the “Registration Statement”), which will contain a prospectus (the “Prospectus”), as well as other relevant materials.  No such materials have yet been filed.  This communication is not a substitute for any Registration Statement or Prospectus that BHP Billiton may file with the SEC.
U.S. INVESTORS AND U.S. HOLDERS OF RIO TINTO PLC SECURITIES AND ALL HOLDERS OF RIO TINTO PLC ADRs ARE URGED TO READ ANY REGISTRATION
STATEMENT, PROSPECTUS AND ANY OTHER DOCUMENTS MADE AVAILABLE TO THEM AND/OR FILED WITH THE SEC REGARDING THE POTENTIAL TRANSACTION, AS
WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT
INFORMATION.
Investors and security holders will be able to obtain a free copy of the Registration Statement and the Prospectus as well as other relevant documents filed with the SEC at the SEC's website (http://www.sec.gov), once such documents are filed with the SEC.  Copies of such documents may also be obtained from BHP Billiton without charge, once they are filed with the SEC.
Information for US Holders of Rio Tinto Limited Shares
BHP Billiton Limited is not required to, and does not plan to, prepare and file with the SEC a registration statement in respect of the Rio Tinto Limited Offer. Accordingly, Rio Tinto
Limited shareholders should carefully consider the following:
The Rio Tinto Limited Offer will be an exchange offer made for the securities of a foreign company. Such offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.
Information Relating to the US Offer for Rio Tinto plc and the Rio Tinto Limited Offer for Rio Tinto shareholders located in the US
It may be difficult for you to enforce your rights and any claim you may have arising under the US federal securities laws, since the issuers are located in a foreign country, and some or all of their officers and directors may be residents of foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the US securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a US court's judgment.
You should be aware that BHP Billiton may purchase securities of Rio Tinto plc and Rio Tinto Limited otherwise than under the exchange offer, such as in open market or privately negotiated purchases.
References in this presentation to “$” are to United States dollars unless otherwise specified.

Page 4 Resourcing the future Industry Outlook Strategy and Growth BHP Billiton & Rio Tinto – Unlocking value together Page 4

There are powerful socio-economic forces driving China / India growth, but what will be the impact of higher energy prices?
Finished steel consumption
(kg/capita)
Source: World Bank; Government Statistics for Taiwan; IISI
Note: The shape of the arrow shows the general trend among countries for finished steel consumption as GDP per capita increases and is not to scale
GDP/Capita (Jan. 2008 Constant US Dollars)
0
200
400
600
800
1,000
1,200
0 5,000 10,000 15,000 20,000 25,000 30,000 35,000 40,000 45,000 50,000
China India
Japan Korea, Rep.
United States Taiwan

Energy – GDP per capita vs energy use per capita
Primary Energy Use
(t oil equiv./Capita)
Source: World Bank; Government Statistics for Taiwan; IISI
Note: The shape of the arrow  shows the general trend among countries for primary energy use as GDP per capita increases and is not to scale
GDP/Capita (Jan. 2008 Constant US Dollars)
0
2
4
6
8
10
0 5,000 10,000 15,000 20,000 25,000 30,000 35,000 40,000 45,000 50,000
China India
Japan Korea, Rep.
United States Taiwan
Germany

China’s annual power output is growing at a rate equivalent to a major European country
426
400
0
500
1000
1500
2000
2500
3000
3500
1999 2000 2001 2002 2003 2004 2005 2006 2007
Power output added from previous year
UK’s total
power
output
today
China’s Growing Power Output (in billion kWh)
Source :National Bureau of Statistics of China (Yearbook), China Electricity Council, and Digest of UK Energy Statistics (Dept. for Business Enterprise & Regulatory Reform).

1980
1981
1982
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007E
2008E

bhpbilliton
resourcing the future

China is industrialising, India following
Source: IMF and BHP Billiton estimates.
a) Sales volume converted to copper equivalent units.
0
500
1,000
1,500
2,000
2,500
3,000
3,500
4,000
4,500
5,000
• China’s rate of industrialisation is strong and growing
• India’s GDP currently 10-15 years behind China
• BHP Billiton’s equivalent sales volume to India in FY2007 was greater than to
China in FY2002
(a)
GDP
($B)
China
India

Page 9 Resourcing the future Industry Outlook Strategy and Growth BHP Billiton & Rio Tinto – Unlocking value together

Maintaining our commitment to our core strategy
•
Focus on Tier 1 assets that are large, low-cost, expandable and consistently profitable
•
Upstream focus and export-oriented commodities
•
A deep inventory of growth options
•
Portfolio diversified by commodity, geography and customer
•
Overriding commitment to ethics, safety, environment and community engagement
•
Employer of choice and a preferred partner

1,600
1,400
1,200
1,000
800
600
400
200
0
FY91
FY92
FY93
FY94
FY95
FY96
FY97
FY98
FY99
FY00
FY01
FY02
FY03
FY04
FY05
FY06
FY07
FY08

Escondida
Norte +
Sulphide Leach
Phase IV +
Laguna Seca
Concentrator
Oxide Plant
Expansion
Phase 3.5 +
Oxide Plant
Phase III
Phase I + II
Original plan: 320kt of copper a year

Copper production at Escondida
(Tonnes, 000)
Source: BHP Billiton estimates
Escondida demonstrates the true value of Tier 1 assets
Tier 1 Assets
• Tier 1 assets are large, long-
life, low-cost and expandable
resources that generate
exportable commodities.
• This means that they can
deliver more value for longer.
They are robust in the down-
cycle.
• But the real value of Tier 1 is
revealed during times of high
prices when they can be
expanded as needed to meet
increased demand
• Sometimes several times
• Staged development maximises
return.

Diversified and balanced across high margin commodities
Underlying EBITDA
(12 months, US$bn)
Underlying EBITDA Margin (a)
(CY2007, 12 months)
Note: Historical financial information has been restated for comparative purposes per note 1 of BHP Billiton’s half-year financial report for the half-year ended 31-Dec-2007. CY2007 represents the 12 months ending 31-Dec-2007.
FY2002 EBITDA numbers are presented in accordance with UK GAAP whereas CY2007 is based on IFRS (so underlying EBITDA).
a) EBITDA margin excludes third party sales.
Iron ore
75%
Manganese
Energy coal
Metallurgical coal
52%
52%
Diamond and
specialty products
Base metals
40%
43%
36%
Petroleum
70%
Stainless
steel materials
Aluminium
34%
23%
0
6,000
12,000
18,000
24,000
FY2002 CY2007
4,677
23,623
Iron Ore
Manganese
Met. Coal
Petroleum
Energy Coal
Aluminium
Base Metals
Stainless
Steel
Diamond & Specialty
Products
Non
ferrous
(56%)
Energy
(21%)
Carbon
Steel
Materials
(22%)

% Commodity price movement (2003 – 2008)

bhpbilliton
resourcing the future

Scarcer commodities tend to show greater price movement
552%
512%
337%
Met. Coal Manganese Iron Ore
421%
228%
90%
Copper Nickel Aluminium
491%
346%
163%
Uranium Oil Energy Coal
a) Hard coking coal based on Peak Downs/Goonyella/Hay Point FOB. JFY2008 forecast prices calculated based on 206-240% increase above JFY2007 benchmark – per BHP Billiton announcement 9-Apr-2008.
b) Manganese based on GEMCO lump ore contract FOB. JFY2008 prices based on recent manganese spot price settlement reported in the Tex Report on 12-Feb-2008.
c) Iron ore based on benchmark FOB prices. JFY2008 forecast prices calculated based on 65-71% increase above JFY2007 benchmark – per Vale settlement for Itabira fines.
d) Copper listed on the London Metal Exchange (LME)
e) Nickel listed on the London Metal Exchange (LME)
f) Aluminium listed on the London Metal Exchange (LME)
g) Uranium NEUXCO spot prices
h) WTI Crude Oil listed on the New York Mercantile Exchange (NYMEX)
i) Energy Coal (Powder River Basin)
Carbon Steel Materials Non-Ferrous Energy
(a) (b) (c) (d) (e) (f) (g) (h) (i)

BHP Billiton’s growth profile is diverse
Copper Equivalent Tonnes '000
Production in copper equivalent tonnes
Estimated &
unrisked
Note: Copper equivalent units calculated using BHP Billiton (BHPB) estimates for BHPB production. Production volumes exclude BHPB’s Speciality Products operation and all bauxite production. All energy coal businesses are included. Alumina volumes reflect only tonnes available for external sale. Conversion of production forecasts to copper equivalent units completed using long term consensus price forecasts, plus BHPB assumptions for diamonds, domestic coal and manganese.
-
2,000
4,000
6,000
8,000
10,000
12,000
CY 2007 CY 2008 CY 2009 CY 2010 CY 2011 CY 2012 % of Growth
2007-2012
Non
Ferrous
Energy
CSM
38%
21%
41%
Pyrenees
RGP 4 Samarco
Mt Arthur
Alumar
Atlantis
North
Gemco
Neptune
Shenzi
Maruwai
Worsley
Kipper
Yabulu
NWS T5
North
Rankin

Capital cost and risk matter
Growth in Copper Equivalent Tonnes (CY’07-12)
Production growth from existing operations,
brownfield expansions and greenfield development
0
500
1,000
1,500
2,000
2,500
3,000
3,500
BHB Billiton Rio Tinto
Existing Brownfield Greenfield
85%
80%
20%
15%
Source: BHP Billiton analysis. Rio Tinto excludes Coega greenfield project development.
Note:  Brownfield percentage also includes growth from existing operations (i.e. operations ramping up from CY07 onwards).
Brownfield
•
Expansions or additional
developments of, or around
existing operations
•
Lower cost and lower risk
Greenfield
•
Development of a new
operation where no
operations exist to
ameliorate risk or cost

WA Iron Ore
Quantum 2
DRC
Smelter
Boffa/Santou
Refinery
2010
As at 2 May 2008
Proposed capital expenditure
<$500m
$501m-$2bn $2bn+
SSM
Energy Coal
D&SP
Iron Ore Base Metals Petroleum
Met Coal
CSG
Manganese
Aluminium
2008
Execution
Pyrenees
Samarco
Neptune
Shenzi
Alumar
Atlantis
North
Klipspruit
GEMCO
Zamzama
Phase 2
2013
Feasibility
Guinea
Alumina
Worsley
E&G
Perseverance
Deeps
Maruwai
Stage 1
Douglas-
Middelburg
Mt Arthur
Coal UG
Future Options
Cliffs
Newcastle
Third Port
NWS
Angel
Nimba
Ekati
Canadian
Potash
WA Iron Ore
Quantum 1
CW Africa
Exploration
Angola
& DRC
WA Iron Ore
RGP 5
Macedon
Turrum
CMSA Heap
Leach 1
NWS
CWLH
Peak Downs
Exp
Mad Dog
West
KNS
Exp
Hallmark
Corridor
Sands 1
Puma
Cerrejon
Opt Exp
Angostura
Gas
NWS
T5
BHP Billiton has an attractive growth profile of significant scale
Navajo
Sth
Bakhuis
Maruwai
Stage 2
NWS Nth
Rankin B
WA Iron Ore
RGP 4
Kipper
Antamina
Exp
Goonyella
Expansions
Olympic Dam
Expansion 3
Corridor
Sands 2
Knotty
Head
Maya
Nickel
Gabon
Daunia
RBM
Olympic Dam
Expansion 2
Browse
LNG
Resolution
Saraji
Saraji
Thebe
CMSA
Pyro Expansion
Cannington
Life Ext
SA Mn
Ore Exp
Wards
Well
Eastern
Indonesian
Facility
NWS
WFGH
Blackwater
UG
Olympic Dam
Expansion 1
CMSA Heap
Leach 2
Escondida
3rd Conc
Red Hill
UG
GEMCO
Exp
Samarco 4
Shenzi
Nth
Neptune
Nth
MKO
Talc
Scarborough
Scarborough
Caroona
Kennedy

Page 17 Resourcing the future Industry Outlook Strategy and Growth BHP Billiton & Rio Tinto – Unlocking value together

Keys to unlocking value
Optimising mineral basin positions and infrastructure
– Lower cost, more efficient production
– Unlocking volume through matching reserves with infrastructure
Enhanced platform for future growth
– Deployment of scarce resources to highest value opportunities
– Greater ability to develop the next generation of large scale projects in new geographies
– Better positioned as partner of choice with governments and stakeholders
– Efficient exploration and infrastructure development
Unique synergies and combination benefits
– Economies of scale – especially procurement
– Avoid duplication, reduce corporate and divisional non-operating costs
– Accelerate tonnage delivered to market
1
3
2

Page 19 Page 19
Conclusion – Strength, stability and growth
• BHP Billiton’s core strategy remains unchanged
• BHP Billiton is focused on producing volumes from its low cost assets to take advantage of the strong market conditions
• A combination of BHP Billiton and Rio Tinto can generate substantial additional value for shareholders – they are a natural fit
• This combination unlocks a very material and unique pool of value:
– More production, faster and lower cost; enhanced future growth options; traditional synergies
– Quantifiable value; incremental EBITDA impact growing to estimated $3.7B
• The terms of the Rio Tinto offer reflect a good deal for both companies’ shareholders
• BHP Billiton on a standalone basis is an attractive business with a compelling growth profile
• Transaction must be value accretive for all BHP shareholders

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